

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via Email
Mr. Graham Briggs
Chief Executive Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

> **Re: Harmony Gold Mining Company Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2010**
> **Filed October 25, 2010**
> **Response Letter Dated May 11, 2011**
> **File No. 1-31545**

Dear Mr. Briggs:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2010

Operating and Financial Review and Prospects, page 88

Critical Accounting Policies and Estimates, page 88

Carrying Value of Goodwill, page 89

1.   We note your response to prior comment one. With respect to the Phakisha cash generating unit, please provide us a copy of the discounted cash flow model used for purposes of impairment testing for each of the last three years. In addition, tell us the actual amount of net cash flows realized during such timeframe and discuss any material variations between assumptions used in the model and actual results and events. Your

discussion of material variations between assumptions used and actual results should include, but should not be limited to, price, ounces produced, grade, cash costs in total and per ounce.

Results of Operations, page 96

2.   We note your response to prior comment six. It remains unclear why you are unable to provide information regarding items within your control that impact the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Such information could include, but should not be limited to, operating information such as production, operating costs, taxes, etc.

Engineering Comments

Reserves page 28

3.   We note your response to our previous comment number two. Please reconcile for us the Evander and Evander (below infrastructure) reserve reported in your FYE 2010 annual filing to the reserve reported in your technical document.

4.   Considering that under Industry Guide 7 a feasibility study is required prior to the reporting of a reserve with the Commission, please tell us how you have made the determination that you have a mineral reserve for your Evander South, Rolspruit, and Poplar projects.

        You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-610 with any engineering questions. Please contact me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz for

                                        Brad Skinner
                                        Senior Assistant Chief Accountant